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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1
                               (Amendment No. 34*)
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                            ------------------------
                                Pennzoil Company
                            (Name of Subject Company)
                            ------------------------
                       Union Pacific Resources Group Inc.
                              Resources Newco, Inc.
                                    (Bidders)
                            ------------------------
                   Common Stock, par value $0.83 1/3 per Share
           (Including the Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)
                            ------------------------
                                   709903 10 8
                      (CUSIP Number of Class of Securities)
                            ------------------------
                           Joseph A. LaSala, Jr., Esq.
                  Vice President, General Counsel and Secretary
                       Union Pacific Resources Group Inc.
                                801 Cherry Street
                             Fort Worth, Texas 76102
                            Telephone: (817) 877-6000
                 (Name, Address and Telephone Number of Persons
     Authorized to Receive Notices and Communications on Behalf of Bidders)

                                   Copies To:

Howard L. Shecter, Esq.               Paul T. Schnell, Esq.
Morgan, Lewis & Bockius LLP           Skadden, Arps, Slate, Meagher & Flom LLP
101 Park Avenue                       919 Third Avenue
New York, NY 10178-0060               New York, NY 10022-3897
Telephone: (212) 309-6384             Telephone: (212) 735-3000
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*Constituting the final amendment to Schedule 14D-1.
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         This Amendment No. 34 constitutes the final amendment to the Tender
Offer Statement on Schedule 14D-1 filed on June 23, 1997 (the 'Schedule 14D-1') by Union Pacific Resources Group Inc., a Utah corporation ('UPR'), and Resources Newco, Inc., a Delaware corporation and a wholly owned subsidiary of UPR (the 'Purchaser', and together with UPR, the 'Bidders'), with respect to Purchaser's offer to purchase all shares of Common Stock, par value $0.83 1/3 per share (the 'Shares'), of Pennzoil Company, a Delaware corporation ('Pennzoil'), together with the associated Preferred Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 23, 1997 (the 'Offer to Purchase'), the Supplement to the Offer to Purchase, dated October 7, 1997 (the 'Supplement'), and the related revised Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the 'Offer'), which were filed as Exhibits (a)(1), (a)(26) and (a)(27) to the
Schedule 14D-1, respectively. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase or in the Supplement.


Item 10.  Additional Information

          Item 10 is hereby amended as follows:

          (f) On November 17, 1997, UPR and Purchaser terminated and withdrew the Offer in accordance with the terms of the Offer to Purchase, without purchasing any Shares. UPR and the Purchaser have also instructed the Depositary to return all Shares tendered pursuant to the Offer to Purchase to the tendering stockholders. The full text of a press release dated November 17, 1997, issued by UPR with respect to the termination and withdrawal of the Offer is filed herewith as Exhibit (a)(43) and is incorporated herein by reference

Item 11. Material to be Filed as Exhibits.

         Item 11 is hereby amended to add the following:

         (a)(43) Press release, dated November 17, 1997, relating to termination of the Offer.


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                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                   UNION PACIFIC RESOURCES GROUP INC.

                                   By: /s/ JOSEPH A. LASALA, JR.
                                      ------------------------------------------
                                   Name: Joseph A. LaSala, Jr.
                                   Title:  Vice President, General Counsel
                                           and Secretary

                                   RESOURCES NEWCO, INC.

                                   By: /s/ JOSEPH A. LASALA, JR.
                                      ------------------------------------------
                                   Name: Joseph A. LaSala, Jr.
                                   Title:  Vice President, General Counsel
                                           and Secretary

Dated: November 17, 1997


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                                  EXHIBIT INDEX


Exhibit No.                            Description                      Page No.
----------                             -----------                      --------

 (a)(43) Press release, dated November 17, 1997, relating to termination of the Offer.